EXHIBIT 99.1

Volvo: Truck Deliveries January-November 2004

GOTEBORG, Sweden, Dec. 16, 2004 (PRIMEZONE) -- Total deliveries of trucks from the Volvo Group's three truck companies increased 24% through November this year, compared with the year-earlier period. Deliveries from Mack rose 33%, while deliveries from Renault Trucks were up 16%. Deliveries from Volvo Trucks increased 28% during the period.

"The very high pace of deliveries continues in all markets. Our market projections remain valid, but in November we did note a lower order intake in Europe," says Volvo CEO Leif Johansson.

During the past 12 months, order bookings for the Group's truck operations were 37% higher compared with the preceding year. Orders were up 9% in Europe, while the increase in North America was 105%.

For full report see attachment.

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 78,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to 18 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm, London and on NASDAQ in the U.S.

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